                                                                   EXHIBIT 12(d)
                            BANKBOSTON CORPORATION
  COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                       (Including Interest on Deposits)

The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (including interest on deposits) for the three months ended March 31, 1999 and 1998 and for the five years ended December 31, 1998 were as follows:

                                     Three Months Ended
                                          March 31,                   Years Ended December 31,
                                          ---------       ---------------------------------------------
(Dollars in millions)
                                        1999     1998     1998      1997      1996      1995      1994
                                        ----     ----     -----     -----     -----     -----     -----
Net income                            $  223   $  238   $   792   $   879   $   650   $   678   $   542
Extraordinary item, net of tax                                                                        7
Income tax expense                       131      153       477       589       483       529       422
                                      ------   ------   -------   -------   -------   -------   -------
     Pretax earnings                  $  354   $  391   $ 1,269   $ 1,468   $ 1,133   $ 1,207   $   971
                                      ======   ======   =======   =======   =======   =======   =======
Fixed charges:
  Portion of rental expense
  (net of sublease
  rental income) which
  approximates the
  interest factor                     $   12   $   10   $    42   $    39   $    40   $    38   $    35
Interest on borrowed funds               264      272     1,179     1,050       873     1,079     1,038
Interest  on deposits                    473      462     1,871     1,685     1,680     1,791     1,301
                                      ------   ------   -------   -------   -------   -------   -------
          Total fixed charges            749      744     3,092     2,774     2,593     2,908     2,374

Preferred stock dividend
  requirements                             0        7        15        53        65        68        67
                                      ------   ------   -------   -------   -------   -------   -------
Total combined fixed charges
  and preferred stock dividend
  requirements                        $  749   $  751   $ 3,107   $ 2,827   $ 2,658   $ 2,976   $ 2,441
                                      ======   ======   =======   =======   =======   =======   =======

Earnings (for ratio calculation)
  (Pretax earnings
  plus total fixed charges)           $1,103   $1,135   $ 4,361   $ 4,242   $ 3,726   $ 4,115   $ 3,345
                                      ======   ======   =======   =======   =======   =======   =======

Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements           1.47     1.51      1.40      1.50      1.40      1.38      1.37
                                      ======   ======   =======   =======   =======   =======   =======

For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income before extraordinary item plus applicable income taxes and fixed charges.
"Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.